Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Announces Successful Conclusion of Gahcho Kue 2007
    Winter Drill Program

    Substantial increase in Tuzo tonnage expected

    Shares Issued and Outstanding: 59,316,342
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, April 24 /CNW/ - Mountain Province Diamonds (TSX:
MPV, AMEX: MDM) (the "Company") today announced the successful conclusion of the 2007 Tuzo winter core drilling program at the Gahcho Kue diamond project in Canada's Northwest Territories. Preliminary results of the drill program indicate substantial flaring to depth of the kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite indicating that the kimberlite is open further to depth.
    As announced on December 19, 2006, the primary purpose of the 2007 winter core drilling program is to more fully define the volume, geology, dilution, density and grade of the Tuzo kimberlite pipe and also to upgrade the Tuzo resource. The Tuzo core drilling program comprised 26 drill holes over
8,400 meters, broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe. Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the current drill program are expected to be adequate to upgrade the Tuzo geological model by year end.
    In addition, the five-hole core drilling program between the North and
East lobes of the 5034 kimberlite has also concluded successfully confirming the continuity of the kimberlite between to the two lobes at a depth of approximately 150 meters. Confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.
Accordingly, the Joint Venture is currently preparing to undertake a land-based large diameter (5.75 inch) core drilling program at the 5034 North
Lobe during the summer of 2007. Current indications are that five to seven large diameter core holes over 1,500 meters should be sufficient to extract the approximate 60 tonnes required for recovery of the 100 carat sample which is deemed sufficient to complete the revenue modeling for the 5034 North Lobe.
The program is also designed to upgrade the 5034 North Lobe to the indicated
minerals resource category.
    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho
Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Mountain Province Diamonds is a joint venture partner with De Beers
Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. On
February 23, 2007, Mountain Province mailed documents relating to a take-over bid for the balance of the outstanding shares, options and warrants of Camphor
Ventures. On April 4, 2007 Mountain Province took up and paid for those
Camphor Venture shares tendered into the take-over bid with the result that
Mountain Province now owns approximately 93 percent of Camphor Ventures. Since the offer was accepted by holders of more than 90 percent of the Camphor common shares, Mountain Province has commenced the compulsory acquisition of the remaining Camphor common shares not already owned. Following which
Mountain Province will control 49 percent of the Gahcho Kue Joint Venture. De
Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person

    This news release has been prepared under the supervision of  Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements

    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:15e 24-APR-07